CITIZENS FINANCIAL CORP.

[redacted]

27,000

DEPOSIT & LOAN ACCOUNTS




CNB
DEBIT
Citizens National Bank
VISA

82

YEARS OF BANKING



ONE

TRADITION OF EXCELLENCE

2006 ANNUAL REPORT


Max L. Armentrout


Robert J. Schoonover

o Our Shareholders:

We are pleased to present you with our Annual ꞏeport for 2006, our 82nd year rich with tradition and uccess.

The year was a very challenging one in which e faced increasing competition for our products and ervices, a flat yield curve, operational realignment, nd technological change. In spite of these challenges ur income increased slightly to $2,086,891 while earnngs per share hit a record $1.13. Dividends also hit a ecord yet again as our dividend was increased for the fteenth consecutive year to $.57 per share. The value f your shares improved too, rising from $17.17 at the nd of 2005 to $19.50 at the end of 2006, an increase f 13.6%. Shareholders also received a stock split in e form of a 200% stock dividend in 2006. This split nade shares of Citizens Financial Corp. more affordble and its effect is included in the data cited above.

Our primary concern at Citizens National Bank customer service and our efforts to provide superior ustomer service were certainly rewarded in 2006 with 14.4 million in loan growth and more than $6.0 million deposit growth. Additional details concerning our nancial condition and result of operations are providd in the following pages of this report.

Operationally, the bank is undergoing a number f important changes. With total assets moving closer oward a quarter billion dollars, six branches spread out ver a large geographic region, and business demands onstantly increasing, we recognize the need to nprove our operational procedures and take advanage of current technologies and processes. Providing naged statements to our customers is one example. ur decision to move to a new core data processor in 006 is another. Both will provide better service and onvenience as well as improve efficiency. The rocess of closing a loan can be quite involved and me consuming. Of course, it's also quite important to ur customers and to us. As a result, we are changing the way we process certain loans by centralizing functions so that loans are closed more quickly, efficiently and accurately. We believe this is something our customers deserve and rightly expect – and we intend to meet those expectations.

Changes such as these are vital to our continued success. But we cannot be successful without having qualified personnel to get the job done. In 2006, our efforts to attract and retain the very best employees were greater than ever. We feel extremely fortunate to have added three exceptional professionals to our staff. We welcome Rudy Torjak, Jr. as our chief credit officer, Carla Hess as our credit analyst and Sherrie Holler as our branch coordinator. Each brings an impressive history of achievement in their respective areas, and we believe will help to position Citizens as the premier bank in our marketplace. The addition of such skilled professionals to our credit function is especially important. Every bank faces a certain amount of credit risk each time it grants a loan. Having experienced and skilled professionals on staff not only allows us to manage our credit risk better, it also allows us to responsibly compete for the larger, more complex loans our customers are requiring.

As we look back on 2006, we see that it was a year of change and adaptation. We now look forward to 2007 with the belief that the changes we are making are the right ones. We thank you for the confidence you continue to display in us. We also thank our fellow directors and all of our employees for their efforts and particularly for their constant desire to make Citizens the best bank in our market. Special thanks goes to one specific employee. On December 31, 2006, Carolyn Kerens retired after 41 years of dedicated service to Citizens National Bank. Carolyn served the bank in numerous capacities and showed the same qualities regardless of her assignment – genuine care for her bank, her coworkers, and her customers. Carolyn truly had a constant desire to make Citizens the best. While many changes will come to the business of banking, one thing will not change at Citizens – caring enough to do what is right for our customers and our shareholders.

Sincerely Yours,

Max L. Armentrout Chairman of the Board	Robert J. Schoonover President & CEO

BEST AVAILABLE COPY

The following resolution was unanimously adopted by CNB's Board of Directors honoring the retirement of Carolyn A. Kerens, Senior Vice President/Loan Administration:



RESOLVED THAT, WHEREAS, Carolyn A. Kerens, faithfully served the CITIZENS NATIONAL BANK, of Elkins, West Virginia starting as Switchboard Operator in June of 1965. In 1972, she was promoted to Executive Secretary and Secretary to the Board. In January of 1979 she was promoted to the Commercial Loan Department as an Assistant Loan Officer. She has dedicated herself to the loan department of Citizens National Bank holding positions such as Assistant Vice President/Senior Loan Officer in May 1994 and being elevated to Vice President/Senior Loan Officer in May of 1995, and onto Senior Vice President/Loan Administration in April 2002, serving until her retirement effective December 31, 2006.

WHEREAS, her integrity, loyalty and conscientious nature has been an inspiration to her associates at the CITIZENS NATIONAL BANK; and

WHEREAS, her devotion to duty, and service to the bank and customers has been an inspiration to all associates at CITIZENS NATIONAL BANK and did contribute to the success of this institution; and

NOW, THEREFORE, BE IT RESOLVED, that the Directors, Officers and Employees of the CITIZENS NATIONAL BANK, do express their heartiest congratulations and sincerest best wishes to Carolyn A. Kerens, on attaining her retirement and do direct that this resolution be a part of the official minutes of this meeting, with a copy thereof being personally presented to Carolyn A. Kerens.

SIGNED for and in behalf of the Board of Directors, Officers and Employees of the CITIZENS NATIONAL BANK, Elkins, West Virginia, this the 9th Day of August in the year of our Lord, Two Thousand and Six.

William T. Johnson, Jr., President & CEO

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

The following discussion and analysis presents the significant changes in financial condition and results of operations o Citizens Financial Corp. and our subsidiary, Citizens National Bank of Elkins, for the periods indicated. It should be read in conjunc tion with the consolidated financial statements and accompanying notes thereto, which are included elsewhere in this report.

Description of Business

Citizens Financial Corp. is a $243 million Delaware corporation headquartered in Elkins, West Virginia. From there ou wholly-owned subsidiary, Citizens National Bank of Elkins, provides loan, deposit, trust, brokerage and other banking and bankin related services to customers in northcentral and eastern West Virginia and nearby areas through six branch offices. We conduc no business other than the ownership of our bank subsidiary.

FORWARD LOOKING STATEMENTS

This report contains forward looking statements which reflect our current expectations based on information available to us. These forward looking statements involve uncertainties related to the general economic conditions in our nation and other broad based issues such as interest rates and regulations as well as to other factors which may be more specific to our own operations. Examples of such factors may include our ability to attract and retain key personnel, implementing new technological systems, providing new products to meet changing customer and competitive demands, our ability to successfully manage growth strategies, controlling costs, maintaining our net interest margin, establishing good credit quality, and others. Forward looking statements can be identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plans", "intends", or similar words. We do not attempt to update any forward looking statements. When provided, we intend forward looking information to assist readers in understanding anticipated future operations and we include them pursuant to applicable safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in our forward looking statements are reasonable, actual results could differ materially.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the financial services industry. Application of these principles requires us to make estimates, assumptions, and judgments that affect the amounts reported in our financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements and could change as new information becomes available. Consequently, later financial statements could reflect different estimates, assumptions, and judgments.

Some policies rely more heavily on the use of estimates, assumptions, and judgments than others and, therefore, have a greater possibility of producing results that could be materially different than originally reported. Our most significant accounting policies, including an explanation of how assets and liabilities are valued, may be found in Note 1 to the consolidated financial statements in our 2006 Annual Report to Shareholders and Form 10-K.

The allowance for loan losses represents our estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, the estimated amount of losses in pools of homogeneous loans, and the effect of various economic and business factors, all of which may be subject to significant change. Due to these uncertainties, as well as the sensitivity of our financial statements to the assumptions and estimates needed to determine the allowance, we have identified the determination of the allowance for loan losses as a critical accounting estimate. As such, it could be subject to revision as new information becomes available. Should this occur, changes to the provision for loan losses, which may increase or decrease future earnings, may be necessary. A discussion of the methods we use to determine our allowance for loan losses is presented later in this report.

OVERVIEW

The bank experienced a year of controlled growth in 2006 with assets rising by approximately $4,791,000 to $242,980,000. This reflects better than expected deposit levels where we had expected certain balances to decrease but instead retained key relationships leading to an overall increase in total deposits of $6,058,000. This, together with the liquidation of $7,109,000 of securities, allowed us to satisfy demand for residential mortgage and commercial real estate loan projects. In total, our gross loan portfolio grew by $14,352,000, or 9.3%, to $168,145,000 which is consistent with our expectations.

Income for the year was $2,087,000, up $40,000 or 1.9% from 2005. This was significantly less than anticipated due to a number of nonrecurring items which will be detailed later in this report. As a result, our return on average assets of .87% was similar to last year's .90%. Absent the nonrecurring expenses, income would have approximated $2,404,000 resulting in a return on average assets of 1.00%.

Per share earnings increased by $.03 to $1.13 while our strong capital position allowed us to increase the dividend from $.53 to $.57 per share, our fifteenth straight year of dividend increases. Each of these per share measures reflects a restatement of our 2005 data in order to recognize the effect of a stock split in the form of a 200% stock dividend which was declared by the board of directors in March and subsequently distributed to shareholders in April, 2006. A more detailed discussion of the factors impacting our results of operations and financial condition follows. Amounts and percentages used in that discussion, as well as in this overview, have been rounded.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income represents the primary component of our earnings. It is the difference between interest and fee incom generated by interest earning assets and interest expense incurred to carry interest bearing liabilities. Net interest income is affect ed by changes in balance sheet composition and interest rates. We attempt to maximize net interest income by determining th optimal product mix in light of current and expected yields on assets, cost of funds and economic conditions while maintaining a acceptable degree of risk.

Net interest income improved in 2006 rising $575,000 to $9,495,000. On a tax equivalent basis the net interest incom increased to $9,721,000 while our net interest margin of 4.31% is up slightly from 4.29% last year.

On a tax equivalent basis interest income rose $2,378,000 to $15,577,000. This reflects both higher yields and an increas in our earning asset base, especially with respect to loans. The effective yield on our loans increased 77 basis points to 8.01% whil our average loan volume was up $13.1 million to $162.3 million. These two factors directly produced a tax equivalent increase i interest income of $2,204,000. Overall, our yield on earning assets increased 72 basis points to 6.91% while our earning asset bas of $225,451,000 was up $12.3 million.

Interest expense, the other component of net interest income, was also up in 2006 rising $1,800,000 to $5,856,000. Highe rates on CDs, interest bearing checking accounts and borrowed funds caused interest expense to increase $1,462,000. Higher vol umes of interest bearing liabilities were a less significant factor as they caused a $338,000 increase in expense. Taken as a whol our interest bearing liabilities rose $10,587,000 to $190,587,000. The cost of these liabilities also went up, rising 82 basis points t 3.07%.

By contrast, in 2005 tax-equivalent net interest income increased just $543,000 with interest income rising $1,526,000 bu interest expense also rising $983,000. The improvement in interest income was nearly equally the result of a $15.3 million increas in the earning asset base and a 29 basis point improvement in yield. The higher interest expense was primarily due to a 41 basi point increase in cost.

Provision for Loan Losses

The provision for loan losses is our estimate of the amount which must be charged against current earnings in orde to maintain the allowance for loan losses at a level considered adequate to provide for losses which are inherent in the loa portfolio. This amount is determined through quarterly evaluations of the loan portfolio. Our provision for loan losses totale $423,000 in 2006 compared to $275,000 in 2005 and $935,000 in 2004. The increase in 2006 reflects higher levels of cred risk as indicated by several risk measurements and as explained later in this report. The high level of charge-offs in 2004 is th result of higher net charge-offs primarily arising from the failure of a commercial loan customer.

Because the amount of the provision for loan losses is a function of our overall assessment of loan quality and the ade quacy of the allowance for loan losses, which itself relies on significant use of judgment and estimates, the provision for loa loss expense may increase or decrease in the future. Please refer to the Credit Quality and Allowance for Loan Losses sec tion of this report where we further discuss the estimation methods and assumptions we use in analyzing the allowance an the quality of our loan portfolio as these are critical factors in the determination of our provision for loan losses.

Noninterest Income

Noninterest income, which includes all revenues other than interest and fees on earning assets, is an important facto in our overall profitability. Total noninterest income in 2006 of $1,630,000 compares to $1,468,000 in 2005 and $1,393,000 i 2004. Annual increases were $162,000 in 2006 and $75,000 in 2005.

This positive trend is the result of several factors, most notably rising levels of service fees and brokerage fees. Servic fees are the largest single component of noninterest income and increased $80,000 in 2006 due to higher overdraft fees an rising ATM fees from an expansion of our ATM network. In 2005 service fees rose by $71,000 resulting mainly from the sam two factors. Brokerage fees increased by $38,000 in 2006 and $29,000 in 2005. Prior to 2005 we had difficulty keeping licensed professional broker on staff. However, since September 2004 we have benefited from the consistent service of th same broker and have established a successful brokerage effort.

Other noninterest income was also a major factor in 2006's improvement increasing by $55,000 to $326,000 largel due to a $32,000 gain on the sale of real estate. Trust income, insurance commissions and secondary market loan fees di not change significantly in 2006.

We did recognize losses on the sale of securities approximating $18,000 in 2006. These losses were recovered prior o year-end by reinvesting in higher yielding securities. No security gains or losses were recognized in 2005 while gains of $23,000 were recorded in 2004.

We plan to perform a review of our noninterest income in 2007 to identify areas which might produce increased rev-enue. It is our belief that we may be able to improve performance in several areas and that our diverse services, such as trust, rokerage and secondary market mortgages, provide us with a competitive advantage in several of our markets.

loninterest Expense

Noninterest expense includes all items of expense other than interest expense, the provision for loan losses, and ncome taxes. Historically, our level of noninterest expense has been higher than average, partly due to the relatively smaller ranch facilities our market area can support. It has also been increasing annually and is clearly a detriment to earnings.

Despite efforts to control noninterest expense in 2006, a number of nonrecurring and strategic expenses presented hemselves during the year causing yet another large increase of $520,000 bringing total annual noninterest expense to $7,659,000. Absent these items noninterest expense would have approximated $7,208,000, an increase of just $69,000 from 2005. Foremost among these nonrecurring items are legal and professional fees of $125,000, expenses related to foreclosed roperties of $204,000, data processing conversion charges of $43,000, and $40,000 incurred to recruit new members of our nanagement team. Despite the data processing costs cited above, total data processing costs for the year decreased by $75,000 as we have switched to a new third party core processor.

Personnel costs, which are the largest component of noninterest expense, increased by $203,000, or 5.4%, to $3,926,000 in 2006. Included in this is salary expense of $2,756,000, up $90,000 due to the hiring of a new chief credit offi-cer, credit analyst, and branch coordinator. We believe these three individuals are key to our future success and ongoing work-low realignment will help offset the increased cost. Pension costs, as determined under applicable accounting standards, ncreased by $70,000 in 2006 to $133,000.

Other noninterest expense, which totaled $1,246,000 for the year, actually increased more than any other item within noninterest expense rising $279,000 or 28.9%. Of this increase, $195,000 was related to the upkeep and disposition of fore-closed properties. Also found here are $40,000 of recruitment costs noted earlier and $25,000 paid to settle legal claims

Professional service fees saw a dramatic increase of $104,000, or 42.2%, to $350,000 in 2006 due to the outsourcing f our loan review function and the retention of other professionals to assist with our data processing conversion and to imple-nent organizational and workflow changes. This follows 2005 when professional services increased $86,000 partly due to the utsourcing of our internal audit function. Professional fees are expected to be high again in 2007 as we continue to outsource nternal audit and loan review and become subject to additional requirements under the Sarbanes-Oxley Act. Among the other omponents of noninterest expense, data processing dropped by $75,000 as previously noted, and equipment expense fell $45,000 due to lower depreciation. Net occupancy expense increased $51,000 reflecting a loss of rental income. We do not oresee regaining this income in 2007. The remaining items such as director fees, postage, stationery and software expense ll changed by lesser amounts.

Noninterest expenses also increased in 2005, rising $394,000 to $7,139,000. In addition to the increase in profession-al fees noted previously, benefit costs, occupancy expenses such as utilities, repairs and property insurance, and the cost to urchase and maintain software programs all contributed to the increase.

ncome Taxes

Our provision for income taxes includes both federal and state income taxes. Total taxes were $956,000 in 2006, $927,000 in 2005, and $427,000 in 2004. The drop in our 2004 tax is primarily related to the unusually high level of loan charge-offs we experienced. With the exception of income earned on loans to and bonds issued by municipalities, and income from ertain life insurance policies, all of our income is taxable. We have not been subject to the alternative minimum tax during any f the periods covered by this report. Note 10 of the accompanying consolidated financial statements provides additional infor-nation concerning our income tax expense.

FINANCIAL CONDITION

Loan Portfolio

We attempt to satisfy loan demand within our market by offering a variety of consumer, home mortgage, and comme cial loans. The majority of our loans are made to borrowers within our market area although the economic limits of those ma kets cause us to seek out-of-area loans on occasion. These loans are made though a group of community banks similar t ourselves. These out-of-area loans comprise just 4.6% of our $168,145,000 loan portfolio and our primary focus will remai on lending opportunities within our markets.

Our loan portfolio experienced growth of $14,352,000 in 2006. As has been the case in recent years, we continued t experience growth in our commercial real estate portfolio which increased $4.6 million to $45,579,000 in 2006. These loans ar made to various commercial customers, including those operating at or near local ski resorts, and usually carry variable rate tied to prime. When combined with our commercial loan portfolio of $26,969,000, our total loans for commercial purposes ar $72,548,000 making commercial lending our largest group of loans.

Residential mortgage lending, which was our largest portfolio until recent years, remains a very important part of ou lending activity. In 2006 we actively sought to increase the size of this portfolio as a way to diversify our loans and to develo more complete relationships with consumers. To do this we offered several fixed rate mortgage products in addition to our typ ical adjustable rate mortgages. This effort was successful in increasing the residential mortgage portfolio by $6,274,000 t $61,401,000. This was the largest increase among any of our loan portfolios in 2006.

We similarly sought to increase our consumer loan portfolio. After several years of decreasing balances due to attrac tive financing terms offered by auto manufacturers, we successfully increased the portfolio by $909,000 by focusing on use auto loans and improving relationships with local dealers. When possible, we will continue our efforts to increase our consume and residential mortgage portfolios in 2007.

Among our other portfolios, construction lending increased as expected while home equity lending experienced a slight drop

Credit Quality and Allowance for Loan Losses

The nature of the lending process exposes all banks to some level of credit risk. Managing that risk to promote a saf and sound institution is a key banking objective.

During 2006 several of our credit risk measures increased. Past due loans at year-end of $5,347,000 were u $105,000 from the end of 2005 while loans more than 90 days past due increased by $490,000 to $1,086,000. Similarly, nonac crual loans increased by $2,150,000 to $2,208,000 while impaired loans of $5,148,000 were up from $3,650,000. While thes data do point to an increase in credit risk, a portion of the increases may be attributed to improved monitoring and recognitio procedures as noted later in this discussion. In most cases we are well secured which helps limit our risk of loss and in 200 actual net charge offs of $147,000 were within historical norms. We believe we are well equipped to manage and resolve th risks in our portfolio and have assigned the management of our most crucial credits to one of our senior lenders. We expec a positive resolution to a number of these situations in the near future.

By assigning our most crucial credits to one of our senior lenders we have developed strategies to manage them. W have also taken a number of other steps to improve our credit risk management capabilities. Among them are adopting a nev loan policy and credit grading system, installing improved systems to track loan exceptions and requiring loan officers to b more involved in collection efforts. In addition to this we retained an experienced chief credit officer and credit analyst capabl of dealing with the more complex commercial credits we are becoming involved in. We are convinced these improvement have already made us a better bank.

All of these steps help us manage the risk in our loan portfolio. The inherent risk of loss which the portfolio contains i addressed through the allowance for loan losses. We maintain our allowance for loan losses at a level we consider adequat to provide for losses that we believe are inherent in the loan portfolio. This determination is based on quarterly evaluations i which a specific analysis and a pooled analysis are computed. The specific analysis is used to individually assign an allowanc to larger balance, nonhomogenous loans; typically commercial loans. The pooled analysis is used to quantify the loss on pool of smaller balance, homogenous loans such as residential mortgages and consumer loans. The pooled analysis consider such factors as historical loss experience, delinquency levels, current and anticipated economic conditions, concentrations c credit and changes in lending policies and staff. Because these analyses determine the adequacy of the allowance for loa losses they also determine the provision for loans losses that must be charged to earnings.

As of December 31, 2006, our allowance for loan losses was $1,873,000, or 1.12% of gross loans compared to $1,597,000 at year-end 2005 or 1.04% of gross loans. Within our analysis we specifically analyzed more than $17.5 million of loans finding that $4,892,000 required the establishment of specific reserves. The amount of those reserves was $990,000. Estimated losses on our smaller pools of loans totaled $354,000. Further adjustments to the allowance of $529,000 were made after analyzing the economic factors cited in the previous paragraph.

Based on information available to us we believe our analysis is comprehensive and our allowance is adequate as of the report date. However, there can be no assurance that additional provisions for loan losses will not be required in the future as a result of changes in the assumptions which underlie our estimates and judgments or changes in economic conditions or the conditions of individual borrowers.

Securities Portfolio and Federal Funds Sold

Funds which are not needed to satisfy loan demand or operating needs are invested in securities as a means of improving earnings while also providing liquidity and balancing interest sensitivity concerns. The securities we purchase are limited to U.S. government agency issues, including mortgage backed issues of U.S. agencies, obligations of state and political subdivisions and investment grade corporate debt. However, at year-end we held no corporate securities. All of our securities are classified as available for sale. The Board of Directors is informed of all securities transactions each month and a series of policy statements limit the amount of credit and interest rate risk we may take.

Although our securities portfolio decreased by $7,109,000 to $59,746,000 in 2006, it remains a major part of our asset base. The reduction in the securities portfolio was necessary to fund loan growth. However, more securities were purchased later in the year as loan demand weakened some. With those purchases we sought to lock in current yields and extend our maturity ladder as a means of protecting ourselves against the negative impact falling interest rates could have. Current indications are that rates may remain stable for some time, nonetheless, our strategy seems to have been prudent as falling rates still appear more likely than rising rates. At year-end the weighted average life of the portfolio was still short at 1.93 years while the weighted average yield was 4.05%. We expect to extend the life of the portfolio and increase the yield by altering our security mix as opportunities allow in 2007.

Because our securities portfolio is classified as available for sale it is carried at fair value. Unrealized losses that are temporary in nature are recognized as an adjustment to equity. Losses determined to be other than temporary are recognized in income. With interest rates stabilizing in 2006 the amount of net unrealized losses fell to $611,000. Because rates have stabilized the majority of our unrealized losses have been carried for more than twelve months as shown in Note 4. With the exception of one local municipal obligation, all of the issuers carry credit ratings of good to exceptional. Based on this, and our ability and intent to hold the securities for a reasonable period of time sufficient for a full recovery of our investment, we do not consider these investments to be other than temporarily impaired at December 31, 2006.

Our short-term investments include federal funds sold and an interest bearing demand account with the Federal Home Loan Bank of Pittsburgh. These accounts are used for overnight investing in cases when excess liquidity exists. We attempt to limit the amount of these excess funds by staying fully invested in loans or securities. For 2006 our average balance in overnight funds was $1,377,000 and produced a yield of 4.99%.

Deposits and Other Funding Sources

Total deposits increased $6,058,000 to $196,543,000 in 2006. Included in this is approximately $4.3 million which was transferred from short-term borrowings. We also benefited as approximately $8 million of deposits which we expected to be short-term in nature were retained in the deposit base.

Noninterest bearing deposits totaled $27,103,000 at year-end, down from $28,468,000 at the end of 2005. The 2005 data, however, was higher than typical at that time. When that is factored in, we can conclude our noninterest bearing deposits were quite stable in 2006.

We experienced a significant amount of rate competition during the rising interest rate cycle which ended in June and, since that time, a number of our competitors have continued to price aggressively. Still, our interest bearing deposits increased by $7,602,000 in 2006 to $169,440,000. Growth totaled $3,302,000 after adjusting for the transfer from short-term borrowings.

This growth was centered in certificates of deposit where we, like many others, utilized selective pricing to gain market share. Total CDs increased $14,110,000 to $98,947,000. Other types of interest bearing deposits, such as savings and interest bearing checking, decreased in 2006 as customers sought higher yields. With interest rates expected to remain generally steady in 2007, these trends may continue.

We have utilized short-term borrowings in the form of repurchase agreements to fund operations for a number of years. These agreements typically involve local governmental units such as school districts or area businesses seeking higher yields. They are usually put out for bid annually and local banks compete aggressively for them. We feel that we maintain a competitive advantage by meet ing the operational requirements that the agreements frequently contain; nonetheless, risk of losing these funds does exist. At year end repurchase agreements were $15,970,000.

In the event this funding source were to be reduced we have several other funding options including a line of credit with the Federal Home Loan Bank of Pittsburgh and federal funds purchased through our other correspondent banks. Borrowings of this nature totaled $3,863,000 at year-end and averaged $2,768,000 during the year. As a member of the FHLB we have access to a variety of other funding products as well. For example, on occasion we match fund certain loans with FHLB products. Although we did not acquire any such long-term match funding in 2006, we do have long-term FHLB borrowings in the amount of $3,512,000. Our total borrowing capacity with the FHLB exceeds $105 million. Generally, however, we expect to continue to fund our activities through internal sources

Capital Resources

Our total capital of $20.3 million, or 8.3% of assets increased $665,000 in 2006. We believe this level of capital, as well as our capital structure, is adequate to support current and anticipated future operations. A complete analysis of our capital accounts is provided in the accompanying Statement of Changes in Shareholders' Equity.

Banks and bank holding companies are subject to several risk weighted capital measures. As detailed in Note 14, we continue to maintain capital levels well in excess of the amount needed to be considered well capitalized under the regulations. This should continue to be the case throughout the foreseeable future and we are not aware of any trends or uncertainties which are expected to materially impair our capital position.

More than the amount or adequacy of our capital, the structure of our capital base changed in 2006. In April, shareholders received a stock split in the form of a 200% stock dividend. Shareholders also approved an increase in the number of authorized shares from 2,250,000 to 4,500,000 to accommodate future growth.

Trading activity in the stock continues to be light with 128,900 shares trading in 2006, including 24,460 treasury shares. The price per share, which was $19.50 at year-end, is certainly more affordable than the pre-split levels which approximated $54.00. The stock continues to trade on the over the counter market under the symbol CIWV.OB.

Off-Balance-Sheet Obligations

A discussion of our involvement in off-balance-sheet obligations is presented in Note 13 to the consolidated financial statements contained in this report.

Liquidity

The objective of our liquidity management program is to ensure the continuous availability of funds to meet the withdrawal demands of customers, the credit needs of borrowers, and to provide for other operational needs. Liquidity is provided by various sources including unpledged investment securities, federal funds sold, loan repayments, a stable and growing deposit base and, when necessary, external borrowings.

We monitor liquidity on a regular basis by preparing projected balance sheets and analyzing our sources and uses of funds Historically, we have satisfied our liquidity needs through internal sources of funds with the exception of certain loans which have been funded by borrowing funds from the Federal Home Loan Bank of Pittsburgh. As noted previously, we have access to approximately $105,000,000 through various FHLB programs. We are not aware of any trends, commitments, events or uncertainties which may impair our ability to satisfy our operating cash needs.

Impact of Inflation

Our financial statements and related data in this report are prepared in conformity with U.S. generally accepted accounting principles which require our financial position and results of operations to be measured in terms of historical dollars except for the available for sale securities portfolio. Consequently, the relative value of money generally is not considered. Nearly all of our assets and liabilities are monetary in nature and, as a result, interest rates and competition in the market area tend to have a more significant impact on performance than the effect of inflation.

However, inflation does affect noninterest expenses such as personnel costs and the cost of services and supplies we use We attempt to offset such increases by controlling the level of noninterest expenditures and increasing levels of noninterest income Because inflation has generally been low during the time covered by these financial statements, the impact of inflation on our earnings has not been significant. Although inflation could become a more significant factor, current Federal Reserve policy and economic conditions do not appear to indicate that it will be in the foreseeable future.

Selected Financial Data Five Year Summary
(in thousands of dollars, except per share data)

	2006	2005	2004	2003	2002
BALANCE SHEET DATA:					
Total assets	$ 242,980	$ 238,190	$ 213,783	$ 209,129	$ 182,400
Securities	59,746	66,854	53,874	60,077	54,219
Loans, net	166,218	152,136	144,587	134,311	115,187
Deposits	196,543	190,486	165,301	161,549	147,741
Total shareholders' equity	20,278	19,613	20,223	20,478	20,605
SUMMARY OF OPERATIONS:					
Interest income	$ 15,351	$ 12,976	$ 11,443	$ 11,415	$ 11,519
Interest expense	5,856	4,056	3,073	3,193	3,972
Net interest income	9,495	8,920	8,370	8,222	7,547
Provision for loan losses	423	275	935	324	288
Net interest income after provision for loan losses	9,072	8,645	7,435	7,898	7,259
Noninterest income	1,630	1,468	1,393	1,292	1,353
Noninterest expense	7,659	7,139	6,745	6,194	5,692
Income before income taxes	3,043	2,974	2,083	2,996	2,920
Income taxes	956	927	427	984	992
Net income	$ 2,087	$ 2,047	$ 1,656	$ 2,012	$ 1,928
PER SHARE DATA*:					
Net income	$ 1.13	$ 1.10	$ 0.88	$ 1.05	$ 0.99
Cash dividends	$ 0.57	$ 0.53	$ 0.52	$ 0.50	$ 0.47

*Restated to reflect stock split in the form of a 200% stock dividend declared in March 2006.

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

ASSETS	2006	2005
Cash and due from banks	$ 6,064,890	$ 6,770,128
Interest bearing deposits with other banks	29,858	102,608
Federal funds sold	—	1,900,000
Securities available for sale, at fair value	59,745,539	66,854,339
Loans, less allowance for loan losses of $1,873,038 and $1,597,006, respectively	166,217,889	152,136,327
Bank premises and equipment, net	4,331,313	4,192,060
Accrued interest receivable	1,393,468	1,321,120
Other assets	5,197,515	4,913,386
Total assets	$ 242,980,472	$ 238,189,968
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Deposits:		
Noninterest bearing	$ 27,103,487	$ 28,647,792
Interest bearing	169,439,728	161,837,937
Total deposits	196,543,215	190,485,729
Short-term borrowings	19,833,434	20,511,399
Long-term borrowings	3,511,770	5,145,328
Other liabilities	2,814,034	2,434,207
Total liabilities	222,702,453	218,576,663
Commitments and contingencies		
Shareholders' equity		
Common stock, $2.00 par value, authorized 4,500,000 and 2,250,000 shares, issued 2,250,000 and 750,000 shares, respectively	4,500,000	1,500,000
Additional paid-in capital	—	2,100,000
Retained earnings	20,842,981	20,704,572
Accumulated other comprehensive income/(loss)	(1,233,399)	(1,315,875)
Treasury stock at cost, 420,496 and 132,012 shares, respectively	(3,831,563)	(3,375,392)
Total shareholders' equity	20,278,019	19,613,305
Total liabilities and shareholders' equity	$ 242,980,472	$ 238,189,968

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest and dividend income			
Interest and fees on loans	$ 12,933,850	$ 10,744,643	$ 9,427,403
Interest and dividends on securities:			
Taxable	2,045,639	1,780,716	1,636,570
Tax-exempt	303,154	327,325	361,190
Interest on interest bearing deposits with other banks	48,150	59,679	—
Interest on federal funds sold	20,514	63,493	17,914
Total interest and dividend income	15,351,307	12,975,856	11,443,077
Interest expense			
Interest on deposits	4,881,518	3,376,537	2,645,847
Interest on short-term borrowings	801,402	501,698	307,654
Interest on long-term borrowings	173,397	178,078	119,649
Total interest expense	5,856,317	4,056,313	3,073,150
Net interest income	9,494,990	8,919,543	8,369,927
Provision for loan losses	423,385	274,667	934,899
Net interest income after provision for loan losses	9,071,605	8,644,876	7,435,028
Noninterest income			
Trust income	207,178	201,402	194,593
Service fees	851,526	771,831	700,732
Insurance commissions	37,069	42,810	41,155
Securities gains/(losses), net	(17,694)	—	23,185
Brokerage fees	117,207	79,117	50,034
Secondary market loan fees	108,382	101,523	62,691
Other	326,338	271,639	320,818
Total noninterest income	1,630,006	1,468,322	1,393,208
Noninterest expense			
Salaries and employee benefits	3,925,985	3,723,480	3,591,142
Net occupancy expense	383,900	332,748	265,313
Equipment expense	439,193	484,001	480,443
Data processing	524,304	598,824	559,238
Director fees	272,880	252,483	220,861
Postage expense	182,136	170,653	166,589
Professional service fees	349,574	245,714	159,251
Stationery	152,549	155,923	162,858
Software expense	182,608	208,231	174,774
Other	1,245,945	966,597	964,490
Total noninterest expense	7,659,074	7,138,654	6,744,959
Income before income taxes	3,042,537	2,974,544	2,083,277
Income tax expense	955,646	927,358	426,938
Net income	$ 2,086,891	$ 2,047,186	$ 1,656,339
Basic and fully diluted earnings per common share*	$ 1.13	$ 1.10	$ 0.88
Basic and fully diluted average common shares outstanding*	1,842,662	1,864,215	1,886,631

***Restated to reflect stock split in the form of a 200% stock dividend declared in March 2006**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For The Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Net Income	$ 2,086,891	$ 2,047,186	$ 1,656,339
Other comprehensive income/(loss):			
Gross unrealized gains/(losses) arising during the period	338,294	(1,060,150)	(972,022)
Adjustment for income tax (benefit)/expense	(128,552)	402,857	369,368
	209,742	(657,293)	(602,654)
Reclassification adjustment for (gains)/losses included in net income	17,694	—	(23,185)
Adjustment for income tax (benefit)/expense	(6,724)	—	8,810
	10,970	—	(14,375)
Increase in minimum pension liability	—	(1,155,756)	—
Adjustment for income tax benefit	—	439,187	—
	—	(716,569)	—
Adjustment to apply statement of financial accounting standard no. 158 to the employee pension and other postretirement benefits	(222,964)	—	—
Adjustment for income tax benefit	84,728	—	—
	(138,236)	—	—
Other comprehensive income/(loss), net of tax	82,476	(1,373,862)	(617,029)
Comprehensive Income	$ 2,169,367	$ 673,324	$ 1,039,310

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2006, 2005 and 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Treasury Stock	Total Shareholders' Equity
Balance, December 31, 2003	750,000	$ 1,500,000	$ 2,100,000	$ 18,965,862	$ 675,016	$(2,762,464)	$20,478,414
Net income	—	—	—	1,656,339	—	—	1,656,339
Cost of 7,465 shares acquired as treasury stock	—	—	—	—	—	(322,854)	(322,854)
Cash dividends declared ($0.52 per share)	—	—	—	(972,089)	—	—	(972,089)
Net change other comprehensive income	—	—	—	—	(617,029)	—	(617,029)
Balance, December 31, 2004	750,000	1,500,000	2,100,000	19,650,112	57,987	(3,085,318)	20,222,781
Net income	—	—	—	2,047,186	—	—	2,047,186
Cost of 5,925 shares acquired as treasury stock	—	—	—	—	—	(290,074)	(290,074)
Cash dividends declared ($0.53 per share)	—	—	—	(992,726)	—	—	(992,726)
Net change other comprehensive income	—	—	—	—	(1,373,862)	—	(1,373,862)
Balance, December 31, 2005	750,000	1,500,000	2,100,000	20,704,572	(1,315,875)	(3,375,392)	19,613,305
Net income	—	—	—	2,086,891	—	—	2,086,891
Cost of 24,460 shares acquired as treasury stock	—	—	—	—	—	(456,171)	(456,171)
Cash dividends declared ($0.57 per share)	—	—	—	(1,048,482)	—	—	(1,048,482)
Net change other comprehensive income	—	—	—	—	82,476	—	82,476
Stock split effected in the form of a 200% stock dividend	1,500,000	3,000,000	(2,100,000)	(900,000)	—	—	—
Balance, December 31, 2006	2,250,000	$ 4,500,000	$ —	$ 20,842,981	$(1,233,399)	$(3,831,563)	$20,278,019

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 2,086,891	$ 2,047,186	$ 1,656,339
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	351,942	414,395	417,728
Provision for loan losses	423,385	274,667	934,899
Deferred income tax expense	(122,232)	(202,424)	66,829
Amortization of security premiums, net of accretion of security discounts	68,272	196,484	281,443
Securities (gains)/losses, net	17,694	—	(23,185)
Gain on sale of bank premises	(31,877)	—	—
(Gain)/loss on sale of equipment and other assets	80,184	(16,787)	(24,053)
Increase in accrued interest receivable	(72,348)	(202,621)	(22,013)
Increase in other assets	(3,187)	(257,428)	(473,268)
Increase in other liabilities	156,863	874,896	349,015
Net cash provided by operating activities	2,955,587	3,128,368	3,163,734
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from sales of securities available for sale	3,800,409	522,200	2,382,766
Proceeds from maturities and calls of securities available for sale	14,461,000	9,190,545	16,636,865
Principal payments received on securities available for sale	1,963,218	2,388,713	2,914,405
Purchases of securities available for sale	(12,845,805)	(26,338,022)	(16,148,868)
Loans made to customers, net	(15,434,051)	(8,290,615)	(12,375,235)
Purchases of bank premises and equipment	(483,919)	(380,311)	(1,032,823)
Proceeds from sale of bank premises	38,000	—	—
Proceeds from sale of other real estate and other assets	626,263	173,443	443,313
Purchase of real estate	—	—	(105,000)
Net cash used in investing activities	(7,874,885)	(22,734,047)	(7,284,577)

See Notes to Consolidated Financial Statements
(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase/(decrease) in demand deposit, NOW, money market and savings account	(8,052,575)	17,294,294	1,438,095
Net increase in time deposits	14,110,061	7,890,783	2,314,008
Net increase/(decrease) in short-term borrowings	(677,965)	(1,998,756)	443,854
Proceeds from long-term borrowings	—	3,500,000	3,100,000
Repayments of long-term borrowings	(1,633,558)	(2,500,904)	(2,356,670)
Dividends paid	(1,048,482)	(992,726)	(972,089)
Acquisition of treasury stock	(456,171)	(290,074)	(322,854)
Net cash provided by financing activities	2,241,310	22,902,617	3,644,344
Increase/(decrease) in cash and cash equivalents	(2,677,988)	3,296,938	(476,499)
Cash and cash equivalents:			
Beginning	8,772,736	5,475,798	5,952,297
Ending	$ 6,094,748	$ 8,772,736	$ 5,475,798
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for:			
Interest on deposits and on other borrowings	$ 5,678,421	$ 3,967,023	$ 3,095,290
Income taxes	$ 1,311,957	$ 940,784	$ 647,834
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Other real estate and other assets acquired in settlement of loans	$ 929,104	$ 466,445	$ 329,000
Unrealized gain/(loss) on securities available for sale	$ 355,988	$ (1,060,150)	$ (995,207)

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Significant Accounting Policies

Nature of Business: Citizens Financial Corp. ("Citizens" or "the company" or "we") was incorporated as a bank holding company in 1987. Our wholly-owned bank subsidiary, Citizens National Bank of Elkins ("the bank") provides retail and commercial loan, deposit, trust and brokerage services to customers in Randolph, Tucker, Grant and Pocahontas Counties of West Virginia and nearby areas.

Basis of Financial Statement Presentation: Our accounting and reporting policies conform to U.S. generally accepted accounting principles and to general practices within the banking industry.

Use of Estimates: In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Citizens Financial Corp. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Presentation of Cash Flows: For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, balances due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from demand deposits, NOW accounts and savings accounts are reported net since their original maturities are less than three months. Cash flows from loans and certificates of deposit and other time deposits are also reported net.

Securities: All of our debt and equity investment securities are classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of comprehensive income until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized as interest income using the interest method over the period to maturity. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, we consider (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans and Allowance for Loan Losses: The bank makes mortgage, commercial and consumer loans to customers. Loans which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are generally reported at their outstanding principal balance reduced by unearned income and the allowance for loan losses. Interest income is accrued daily on the outstanding principal balance. Loan origination fees and certain direct loan origination costs are deferred and amortized as adjustments to the related loan's yield over its contractual life.

The accrual of interest on loans is discontinued when they are 90 days delinquent unless the loan is well secured and in the process of collection. However, loans may be placed on nonaccrual, or charged-off, at an earlier date if the collection of principal and interest is doubtful. When loans are placed on nonaccrual all interest which has accrued but not been collected is reversed against interest income, unless the income was recognized in prior years in which case it is charged to the allowance for loan losses. After loans are placed on nonaccrual, interest is recognized on the cash basis. Loans may be returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that are inherent in the loan portfolio. The allowance is established by provisions charged to operating expense and reduced when loans are charged-off. Subsequent recoveries, if any, are credited to the allowance.

Management's evaluation of the adequacy of the allowance for loan losses is based upon quarterly assessments of the loan portfolio. This assessment is inherently subjective and requires significant estimates that are subject to revisions as more information becomes available. Among the factors we consider are the borrower's ability to repay, the value of the collateral securing the loan, historical charge-off and delinquency trends, current economic and business conditions, lending policies and procedures, concentrations of credit, and various other factors.

A loan is considered impaired when, based on current information and events, it is probable that the company will be unable to collect the scheduled payments when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for larger, nonhomogeneous loans including commercial and construction loans. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the bank does not separately identify individual consumer and residential loans for impairment disclosures.

The allowance consists of a specific component which relates to larger loans classified as special mention, substandard or doubtful and are specifically evaluated for impairment, as well as a general component for the smaller homogeneous loans not specifically evaluated. For specifically evaluated loans considered impaired an allowance is established when the loans' discounted cash flows, collateral value or observable market price is less than its carrying value. For loans which are evaluated but not considered impaired, as well as smaller homogeneous loans, an allowance is established by grouping the loans into pools having similar risk characteristics and applying historical loan factors, adjusted for current conditions, to each pool.

Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Premises and equipment typically have useful lives ranging from 5 to 39 years. Repairs and maintenance expenditures are charged to operating expense as incurred. Major improvements and additions to premises and equipment are capitalized.

Other Real Estate: Other real estate consists of real estate held for resale which is acquired through foreclosure on loans secured by such real estate. At the time of acquisition, these properties are recorded at fair value with any writedown charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Expenses incurred in connection with operating these properties are charged to operating expenses as incurred; depreciation is not recorded on property held for sale. Gains and losses on the sales of these properties are credited or charged to operating income in the year of the transaction.

Intangible Assets: Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in a combination with a related contract, asset, or liability. Intangible assets are tested at least annually for impairment.

Securities Sold Under Agreements to Repurchase: We generally account for securities sold under agreements to repurchase as collateralized financing transactions. Securities pledged as collateral under these financing arrangements cannot be sold or repledged by the secured party.

Pension Benefits: The bank has a noncontributory, defined benefit pension plan covering substantially all employees. The plan provides benefits that are based on employees' five year average final compensation and years of service. Our funding policy is to make annual contributions as permitted or required by regulation. Pension costs are actuarially determined and charged to expense.

Postretirement Benefits: The bank also provides certain health care and life insurance benefits for all retired employees that meet certain eligibility requirements. The bank's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits.

Income Taxes: Deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Valuation allowances are established when deemed necessary to reduce deferred tax assets to the amount expected to be realized.

Basic and Fully Diluted Earnings per Share: Basic and fully diluted earnings per common share is computed based upon the weighted average shares outstanding. The weighted average shares outstanding were 1,842,662, 1,864,215 and 1,886,631 for the years ended December 31, 2006, 2005 and 2004, respectively, after considering the stock split outlined in Note 2. We did not have any potentially dilutive securities during that time.

Trust Department: Assets held in an agency or fiduciary capacity by the bank's trust department are not assets of the bank and are not included in the accompanying consolidated balance sheets.

Off-Balance-Sheet Credit Related Financial Instruments: In the ordinary course of business, we may enter into commitments to extend credit, including commercial letters of credit, and standby letters of credit. These financial instruments are recorded when they are funded.

Derivative Instruments and Hedging Activities: The bank recognizes all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

Advertising: Advertising costs are expensed as they are incurred.

Reclassifications: Certain accounts in the consolidated financial statements for 2005 and 2004, as previously presented, have been reclassified to conform to current year classifications.

Significant New Accounting Pronouncements: In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements. SAB 108 expresses the SEC staff's view that a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. The company does not expect the implementation of SAB 108 to have a material impact on its financial condition or results of operations.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (SFAS 155). SFAS 155 permits fair value measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The company does not expect the implementation of SFAS 155 to have a material impact on its financial condition or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into certain servicing contracts. The Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose between the amortization and fair value methods for subsequent measurements. At initial adoption, the Statement permits a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights. SFAS 156 also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The company does not expect the implementation of SFAS 156 to have a material impact on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but may change current practice for some entities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The company does not expect the implementation of SFAS 157 to have a material impact on its financial condition or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan will be measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. For any other postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The Statement also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The company has included the impact of this implementation in the consolidated financial statements contained in this report. The requirement to measure plan assets and benefit obligations as of the date of the employers' fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. This change in the measurement date will not have a material impact on the company's financial condition or results of operations.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109. The Interpretation prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return that are not certain to be realized. FIN 48 is effective for fiscal years beginning after December 15, 2006. The company does not expect the implementation of FIN 48 to have a material impact on its financial condition or results of operations.

In September 2006, the Emerging Issues Task Force issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exits) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The company is currently evaluating the effect that EITF No. 06-4 will have on its consolidated financial statements when implemented.

In September 2006, The Emerging Issues Task Force issued EITF 06-5, "Accounting for Purchases of Life Insurance-Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4." This consensus concludes that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. A consensus also was reached that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). The consensuses are effective for fiscal years beginning after December 15, 2006. The company is currently evaluating the effect that EITF No. 06-5 will have on its consolidated financial statements when implemented.

Note 2. Declaration of Stock Split

On March 7, 2006 Citizens board of directors declared a stock split which was paid on April 14, 2006 in the form of a 200% stock dividend to shareholders of record April 3, 2006. The primary reason for doing so was to reduce the share price of the stock in an effort to improve its liquidity. Citizens stock, which is neither widely held nor widely traded, is an over the counter bulletin board stock with the symbol CIWV.OB.

Distribution of this stock dividend required the use of all authorized shares. On April 22, 2006 the shareholders authorized an additional 2,250,000 shares for future use.

Note 3. Restrictions on Cash and Amounts Due from Banks

At December 31, 2006 we had cash concentrations totaling $3,693,080 with the Federal Reserve Bank of Richmond. These funds, as well as deposits with other correspondent banks, are generally unsecured and have limited insurance under current banking insurance regulations.

Note 4. Securities

The amortized cost, unrealized gains, unrealized losses and estimated fair values of securities at December 31, 2006 and 2005, are summarized below. All such securities are available for sale.

	2006			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
U.S. Government agencies and corporations	$ 41,920,556	$ 5,227	$ 414,829	$ 41,510,954
Mortgage backed securities - U.S. Government agencies and corporations	8,374,473	299	148,911	8,225,861
Federal Reserve Bank stock, restricted	108,000	—	—	108,000
Federal Home Loan Bank stock, restricted	770,200	—	—	770,200
Tax exempt state and political subdivisions	9,182,944	16,081	68,501	9,130,524
Total securities available for sale	$ 60,356,173	$ 21,607	$ 632,241	$ 59,745,539

	2005			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Carrying Value (Estimated Fair Value)
U.S. Government agencies and corporations	$ 50,560,587	$ 4,296	$ 718,899	$ 49,845,984
Mortgage backed securities - U.S. Government agencies and corporations	7,005,422	947	203,662	6,802,707
Federal Reserve Bank stock, restricted	108,000	—	—	108,000
Federal Home Loan Bank stock, restricted	596,200	—	—	596,200
Corporate debt securities	1,270,501	—	19,476	1,251,025
Tax exempt state and political subdivisions	8,280,250	34,744	64,571	8,250,423
Total securities available for sale	$ 67,820,960	$ 39,987	$1,006,608	$ 66,854,339

The tables which follow provide summaries of securities which were in an unrealized loss position at December 31, 2006 and 2005, all of which are available for sale. As of December 31, 2006, these securities had a total fair value of $55,092,401 and carried unrealized losses of $632,241 or 1.15%. Securities which have been in a continuous loss position for the past twelve months total $42,536,662. The unrealized loss pertaining to these securities is $590,749 or 1.39%. The majority of these losses are on securities issued by U.S. government agencies and corporations which carry the implied faith and credit of the U.S. Government. The other losses are on municipal instruments. With the exception of one municipal which is not rated, all of these instruments carry A ratings from the major credit rating agencies. We believe that these unrealized losses are the result of changing interest rates and that, along with our intent and ability to hold these investments to maturity, provide strong evidence that we will fully recover our investment. In addition, no losses have been recognized on the $58,795,734 of securities that carried unrealized losses at December 31, 2005.

	2006					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies and corporations	$ 5,332,240	$ 13,677	$33,264,044	$401,152	$ 38,596,284	$ 414,829
Mortgage backed securities - U.S. Government agencies and corporation	2,782,873	9,857	5,327,723	139,054	8,110,596	148,911
Tax exempt state and political subdivisions	3,440,626	17,958	3,944,895	50,543	7,385,521	68,501
Total	$ 11,555,739	$ 41,492	$42,536,662	$590,749	$ 55,092,401	$ 632,241

	2005					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies and corporations	$ 26,648,724	$ 258,255	$ 19,810,150	$ 460,644	$ 46,458,874	$ 718,899
Mortgage backed securities - U.S. Government agencies and corporation	3,282,560	71,703	3,397,060	131,959	6,679,620	203,662
Corporate debt securities	—	—	1,251,025	19,476	1,251,025	19,476
Tax exempt state and political subdivisions	3,454,558	41,636	951,657	22,935	4,406,215	64,571
Total	$ 33,385,842	$ 371,594	$25,409,892	$635,014	$ 58,795,734	$1,006,608

The maturities, amortized cost and estimated fair values of securities at December 31, 2006 are summarized as follows:

	Amortized Cost	Carrying Value (Estimated Fair Value)
Due within one year	$ 19,678,168	$ 19,510,619
Due after one through five years	38,854,752	38,420,693
Due after five through ten years	945,053	936,027
Equity securities	878,200	878,200
Total	$ 60,356,173	$ 59,745,539

Mortgage backed securities have remaining contractual maturities ranging from 1 day to 14.25 years and are reflected in the maturity distribution schedule based on their anticipated average life to maturity, which ranges from 0.04 to 5.28 years. Accordingly, discounts are accreted and premiums are amortized over the anticipated life to maturity of the specific obligation.

The proceeds from sales, calls and maturities of securities, including principal payments received on mortgage backed securities, and the related gross gains and losses realized are as follows:

Years Ended December 31,	Proceeds From Sales	Proceeds From Calls and Maturities	Proceeds From Principal Payments	Gross Realized Gains	Gross Realized Losses
2006	$ 3,800,409	$ 14,461,000	$ 1,963,218	$ —	$ 17,694
2005	$ 522,200	$ 9,190,545	$ 2,388,713	$ —	$ —
2004	$ 2,382,766	$ 16,636,865	$ 2,914,405	$ 36,783	$ 13,598

At December 31, 2006 and 2005 securities with amortized costs of $30,807,634 and $28,427,321, respectively, and estimated fair values of $30,448,915 and $27,983,015, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required or permitted by law.

Federal Reserve Bank stock and Federal Home Loan Bank stock are equity securities which are included in securities available for sale in the accompanying consolidated financial statements. Such securities are carried at cost, since they may *only be sold back to the respective* issuer or another member at par value.

Note 5. Loans

Loans are summarized as follows:

	December 31, 2006	December 31, 2005
Commercial, financial and agricultural	$ 26,968,995	$ 26,589,047
Real estate – construction	13,964,500	10,559,207
Real estate – home equity	7,985,253	8,796,427
Real estate – residential mortgage	61,401,473	55,127,595
Real estate – commercial mortgage	45,578,979	40,944,311
Installment loans	10,634,857	9,725,720
Other	1,611,149	2,051,144
Total loans	168,145,206	153,793,451
Less:		
Allowance for loan losses	1,873,038	1,597,006
Net deferred loan origination fees and costs	54,279	56,142
Unearned income	—	3,976
Loans, net	$166,217,889	$152,136,327

Included in the above balance of net loans are nonaccrual loans of $2,208,400 and $58,300 at December 31, 2006 and 2005, respectively. If interest on those nonaccrual loans had been accrued, such income would have approximated $63,341, $5,662 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

The bank makes loans to its directors, executive officers and their related interests in the normal course of business. During the year 2006, the bank's definition of executive officer was amended to be consistent with regulatory guidance. Therefore, the prior year's information has been restated. The activity with respect to these loans for the years ended December 31, 2006 and 2005 follows:

	2006	2005
Balance, beginning	$ 5,892,713	$ 2,758,611
Additions	3,801,609	6,436,855
Amounts collected	(3,582,597)	(3,302,753)
Balance, ending	$ 6,111,725	$ 5,892,713

The following represents the maturities and sensitivities of loans to changes in interest rates at December 31, 2006, without regard to scheduled periodic principal repayments on amortizing loans:

	Due Within 1 Yr	Due After 1 But Within 5 Yrs	Due After 5 Yrs	Total
Commercial, financial and agricultural	$ 2,507,390	$ 8,766,556	$ 15,695,049	$ 26,968,995
Real estate – construction	9,667,018	2,266,383	2,031,099	13,964,500
Real estate – home equity	39,932	75,745	7,869,576	7,985,253
Real estate – residential mortgage	1,370,462	2,547,900	57,483,111	61,401,473
Real estate – commercial mortgage	2,826,013	9,066,782	33,686,184	45,578,979
Installment loans	828,730	8,461,147	1,344,980	10,634,857
Other	851,951	623,189	136,009	1,611,149
Total	$ 18,091,496	$31,807,702	$ 118,246,008	$ 168,145,206

Loans due after one year with:	
Variable rates	$121,306,194
Fixed rates	28,747,516
Total	$150,053,710

Concentrations of Credit Risk: The bank grants installment, commercial and residential loans to customers in central and eastern West Virginia in striving to maintain a diversified loan portfolio. Nonetheless, concentrations of credit, defined as loans to a customer, the customers' related parties, or to a number of customers operating in the same industry, which in the aggregate total 25% or more of capital can occur. At December 31, 2006, we had five such concentrations.

Direct and indirect extensions of credit to automobile dealers, consisting of floor plan loans and other commercial loans which are generally secured by liens on the subject inventories or equipment, totaled $7,104,923. Extensions of credit to companies operating in the lumber industry and their related parties totaled $5,325,262. These loans are generally made for the purpose of financing logging equipment and are typically secured by liens on the subject equipment. Extensions of credit to companies in the hotel/motel industry totaled $8,543,101. These loans are usually made to finance the purchase, operation or improvement of hotels and motels and are generally secured by liens on the subject property. Extensions of credit for out-of-area commercial real estate projects totaled $7,710,503. The bank participates in these loans through a network of allied banks. Participations in these loans are solely a factor of a detailed review of credit quality. Also, extensions of credit for ski resort related loans totaled $16,122,842. These loans are extended to business, residential, and rental properties in and around various West Virginia ski resorts. Additional collateral such as pledges of accounts receivable, real estate, or personal guarantees may also be required when granting any of these credits. The bank evaluates each such customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based upon these credit evaluations.

Note 6. Allowance for Loan Losses

An analysis of the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004, is as follows:

	2006	2005	2004
Balance, beginning of year	$ 1,597,006	$ 1,378,106	$ 1,395,908
Charge offs:			
Commercial, financial and agricultural	123,400	—	1,030,651
Real estate – residential mortgage	—	—	35,597
Installment	39,130	90,212	98,263
Total	162,530	90,212	1,164,511
Recoveries:			
Commercial, financial and agricultural	4,100	5,660	191,439
Real estate – residential mortgage	—	1,022	210
Installment	11,077	27,763	20,161
Total	15,177	34,445	211,810
Net charge-offs	147,353	55,767	952,701
Provision for loan losses	423,385	274,667	934,899
Balance, end of year	$ 1,873,038	$ 1,597,006	$ 1,378,106

The following summary provides additional information regarding impaired, nonaccrual and past due loans:

	December 31,	
	2006	2005
Impaired loans without a valuation allowance	$ 155,849	$ 754,609
Impaired loans with a valuation allowance	4,991,814	2,895,466
Total impaired loans	$ 5,147,663	$ 3,650,075
Valuation allowance related to impaired loans	$ 990,482	$ 537,919
Total nonaccrual loans	2,208,400	58,300
Total loans past due ninety days or more still accruing	—	538,167

	Year Ended December 31,		
	2006	2005	2004
Average investment in impaired loans	$ 3,846,072	$ 3,974,629	$ 49,193
Interest income recognized on impaired loans	331,872	292,013	2,536
Interest income recognized on a cash basis on impaired loans	276,007	278,334	2,343

No additional funds are committed to be advanced in connection with impaired loans.

Note 7. Bank Premises and Equipment

The major categories of bank premises and equipment and accumulated depreciation and amortization at December 31, 2006 and 2005, are summarized as follows:

	2006	2005
Land	$ 950,403	$ 956,069
Buildings and improvements	4,870,355	4,786,825
Furniture and equipment	2,977,312	2,636,036
Total bank premises and equipment	8,798,070	8,378,930
Less accumulated depreciation	4,466,757	4,186,870
Bank premises and equipment, net	$ 4,331,313	$ 4,192,060

Depreciation expense for the years ended December 31, 2006, 2005 and 2004, totaled $338,543, $400,996 and $404,329, respectively.

Note 8. Deposits

The following is a summary of interest bearing deposits by type as of December 31, 2006 and 2005:

	2006	2005
Interest bearing checking accounts	$ 41,767,746	$ 44,667,563
Money market accounts	5,979,073	7,645,508
Savings accounts	22,745,891	24,687,908
Certificates of deposit under $100,000	59,949,884	52,578,930
Certificates of deposit of $100,000 or more	38,997,134	32,258,028
Total	$169,439,728	$161,837,937

Interest expense on deposits is summarized below:

	2006	2005	2004
Interest bearing checking accounts	$ 1,161,291	$ 613,132	$ 347,520
Money market accounts	33,159	49,703	37,609
Savings accounts	120,996	129,933	126,818
Certificates of deposit under $100,000	2,072,523	1,490,864	1,262,552
Certificates of deposit of $100,000 or more	1,493,549	1,092,905	871,348
Total	$ 4,881,518	$ 3,376,537	$ 2,645,847

The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 2006 and 2005:

	2006		2005	
	Amount	Percent	Amount	Percent
Three months or less	$ 2,350,997	6.03%	$ 4,709,115	14.60%
Three through six months	4,370,990	11.21	4,018,345	12.46
Six through twelve months	10,680,396	27.39	4,839,600	15.00
Over twelve months	21,594,751	55.37	18,690,968	57.94
Total	$ 38,997,134	100.00%	$ 32,258,028	100.00%

A summary of the maturities for all time deposits as of December 31, 2006, follows:

Year	Amount
2007	$ 47,982,258
2008	20,037,273
2009	6,317,944
2010	5,490,353
2011	13,648,290
After 2011	5,470,900
Total	$ 98,947,018

At December 31, 2006 and 2005, deposits of related parties including directors, executive officers, and their related interests of Citizens Financial Corp. and subsidiary approximated $2,748,807 and $1,636,391, respectively.

Note 9. Derivative Instruments

From 2001 to 2004, the bank offered a product known as the Index Powered CD to its customers. This is a five year certificate of deposit which, if held to maturity, provides the customer with guaranteed return of principal and interest which is linked to the performance of the Standard and Poor's 500 Index over the term of the certificate of deposit. As of December 31, 2006 and 2005, the notional value of these deposits was $894,278 and $904,278, respectively.

The linkage of the interest earned on the certificate of deposit and the return of the index is considered an equity option and is accounted for as an embedded derivative under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). As required by SFAS 133, the fair value of the embedded derivative is deducted from the certificate of deposit creating a discount that is amortized to interest expense using the effective interest method over the term of the certificate of deposit. The corresponding equity option is carried as a liability at fair value with changes in the value recognized in current earnings.

To manage the market risk associated with this product, the bank entered into interest rate swap agreements with the Federal Home Loan Bank of Pittsburgh (FHLB) for the notional amount of the certificate of deposit. Under these agreements the bank pays either fixed or variable interest to the FHLB quarterly over the term of the certificate of deposit and the FHLB pays the bank the amount of interest due the customer at maturity.

This interest rate swap also represents a derivative contract and is accounted for as a fair value hedge under SFAS 133. As such, it is carried as an asset at fair value with changes in value being recognized in current earnings. The impact of our derivative activities on pretax income was $(43,501) in 2006, $(37,865) in 2005 and $(34,232) in 2004.

Note 10. Income Taxes

The components of applicable income tax expense/(benefit) for the years ended December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Current:			
Federal	$ 986,391	$ 982,912	$ 438,819
State	144,201	146,870	54,948
	1,130,592	1,129,782	493,767
Deferred:			
Federal	(162,754)	(181,117)	(59,794)
State	(12,192)	(21,307)	(7,035)
	(174,946)	(202,424)	(66,829)
Total	$ 955,646	$ 927,358	$ 426,938

Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured for tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of temporary differences, which will either be taxable or deductible when the related assets and liabilities are recovered or settled.

The tax effects of temporary differences which give rise to the company's deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 562,127	$ 457,236
Accrued income and expenses	18,553	13,028
Employee benefit plans	832,401	665,250
Net loan origination fees and costs	20,624	21,335
Net unrealized loss on securities	232,041	367,316
	1,665,746	1,524,165
Deferred tax liabilities:		
Accretion on securities	(26,265)	(26,132)
Depreciation	(197,141)	(146,556)
	(223,406)	(172,688)
Net deferred tax asset	$ 1,442,340	$ 1,351,477

A reconciliation between the amount of reported income tax expense and the amount computed by multiplying the statutory income tax rate by book pretax income for the years ended December 31, 2006, 2005 and 2004, is as follows:

	2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent
Computed tax at applicable statutory rate	$ 1,034,463	34.0%	$ 1,011,345	34.0%	$ 708,314	34.0%
Increase/(decrease) in taxes resulting from:						
Tax-exempt interest	(149,248)	(4.9)	(147,527)	(5.0)	(151,826)	(7.3)
State income taxes, net of federal tax benefit	87,126	2.8	82,872	2.8	30,963	1.5
Tax exempt income on retirement plans	(27,772)	(0.9)	(27,755)	(0.9)	(41,435)	(2.0)
Other	11,077	0.4	8,423	0.3	(119,078)	(5.7)
Applicable income taxes	$ 955,646	31.4%	$ 927,358	31.2%	$ 426,938	20.5%

Note 11. Employee Benefit Plans

The bank offers a number of benefit plans to its employees and directors. Among them are pension and other postretirement benefit plans which are described below.

Pension Plan: The bank has a defined benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year/1,000 hours of continuous service. The plan provides benefits based on the participant's years of service and five year average final compensation. Our funding policy is to make annual contributions as permitted or required by applicable regulations.

401(k) Plan: A 401(k) profit sharing plan is provided for the benefit of all employees who have attained the age of 21 and completed one year/1,000 hours of continuous service. The plan allows participating employees to contribute amounts up to the limits set by the Internal Revenue Service and permits the bank to make discretionary contributions to the plan in such amount as the Board may determine to be appropriate. Contributions made to the plan by the bank for the years ended December 31, 2006, 2005 and 2004, were $81,000, $77,000 and $63,000, respectively.

Executive Supplemental Income Plan: Subsequent to an amendment to the bank's pension benefit formula in 1995, it offered a nonqualified executive supplemental income plan to certain senior officers, some of whom are now retired, as a means of overcoming the reduced pension benefit. The plan provides predetermined fixed monthly income for a period of 180 months to the participants upon retirement. It is funded by life insurance contracts which the bank purchased. The bank has been named the beneficiary of those contracts. The liability accrued under this plan at December 31, 2006 and 2005 was $253,292 and $258,726, respectively. The cash surrender values of the underlying insurance contracts at those same dates were $516,130 and $469,540. Expenses associated with the plan were $8,549 in 2006, $11,217 in 2005, and $13,806 in 2004.

Executive and Director Supplemental Retirement Plan: Effective January 1, 2003, the bank entered into a nonqualified supplemental executive and director retirement plan with various officers and directors of the bank which provides them with income benefits payable at retirement age or death. In connection with this plan, the bank purchased life insurance contracts in 2002 for $2,000,000. These contracts are not assets of the plan but are instead owned by the bank and had cash surrender values of $2,189,860 at December 31, 2006 and $2,108,177 at December 31, 2005. Liabilities under the plan were $653,097 at December 31, 2006 and $526,972 at December 31, 2005. Expenses of the plan, net of income for the increase in the cash surrender value, were $66,936 in 2006, $51,992 in 2005 and $99,118 in 2004.

Postretirement Healthcare and Life Insurance Plan: The bank sponsors a postretirement healthcare plan and a postretirement life insurance plan for all retired employees that meet certain eligibility requirements. Both plans are contributory with retiree contributions that are adjustable based on various factors, some of which are discretionary. These factors are intended to hold constant the maximum monthly benefit of $100 payable per eligible retiree for postretirement health care. Accordingly, an assumed 1 percentage point increase or decrease in healthcare cost trend rates would not impact the healthcare plan's accumulated postretirement benefit obligation or the aggregate of the plans service and interest costs. Both the healthcare plan and life insurance plan are unfunded.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). More information regarding SFAS 158 can be reviewed under Significant New Accounting Pronouncements in Note 1 of these consolidated financial statements. SFAS 158 requires adoption on a prospective basis beginning for the year ended December 31, 2006. The following table reflects the incremental effect of applying SFAS 158 on individual line items as presented in the consolidated balance sheets as of December 31, 2006.

	Before Application of SFAS 158	Adjustments for Pension Benefits	Adjustments for Other Benefits	After Application of SFAS 158
Other assets	$ 5,060,073	$ 132,467	$ (47,739)	$ 5,144,801
Total assets	242,981,749	132,467	(47,739)	243,066,477
Other liabilities	2,591,070	348,594	(125,630)	2,814,034
Total liabilities	222,479,489	348,594	(125,630)	222,702,453
Accumulated other comprehensive income/(loss)	(1,095,163)	(216,127)	77,891	(1,233,399)
Total shareholders' equity	20,502,260	(216,127)	77,891	20,364,024

Additional information regarding the company's pension and other postretirement benefits is presented below in accordance with SFAS 158 for 2006. Previous year information for 2005 and 2004 is presented in accordance with the previous FASB Statements. The measurement date used for the pension disclosures is October 31 for all years presented.

	Pension Benefits		Other Benefits	
	2006	2005	2006	2005
Change in benefit obligation				
Benefit obligation at beginning of year	$ 4,734,599	$ 4,085,958	$ 613,217	$ 571,082
Service cost	112,312	98,730	24,242	23,575
Interest cost	271,181	267,484	31,769	31,084
Actuarial (gain)/loss	(68,016)	475,590	(119,255)	2,640
Benefits paid	(238,649)	(193,163)	(27,039)	(15,164)
Benefit obligation at end of year	$ 4,811,427	$ 4,734,599	$ 522,934	$ 613,217
Change in plan assets				
Fair value of plan assets at beginning of year	$ 3,755,700	$ 3,622,722	$ —	$ —
Actual return on plan assets	471,946	326,141	—	—
Employer contribution	70,172	—	27,039	15,164
Benefits paid	(238,649)	(193,163)	(27,039)	(15,164)
Fair value of plan assets at end of year	$ 4,059,169	$ 3,755,700	$ —	$ —
Funded status	$ (752,258)	$ (978,899)	$ (522,934)	$ (613,217)
Unrecognized net actuarial (gain)/loss	N/A	1,840,198	N/A	(136,666)
Unrecognized prior service cost	N/A	(46,491)	N/A	—
Unrecognized net obligation at transition	N/A	—	N/A	146,609
Net amount recognized on consolidated balance sheets	$ (752,258)	$ 814,808	$ (522,934)	$ (603,274)
Amounts recognized on consolidated balance sheets as:				
Prepaid benefit cost	$ —	$ 814,808	$ —	$ —
Accrued benefit liability	(752,258)	—	(522,934)	(603,274)
Net amount recognized	$ (752,258)	$ 814,808	$ (522,934)	$ (603,274)

Amounts recognized in accumulated other comprehensive income *consist of:*				
Net loss (gain)	$ 1,533,873	$ N/A	$ (251,293)	$ N/A
Prior service cost (credit)	(29,523)	N/A	—	N/A
Net obligation at transition	—	N/A	125,663	N/A
	$ 1,504,350	$ N/A	$ (125,630)	$ N/A

In 2005 the company recorded a minimum pension liability of $716,569 net of the related deferred tax asset of $439,187 in accordance with Statement of Financial Accounting Standard No. 87 (SFAS 87), Employers' Accounting for Pensions. The additional pension liability required under SFAS 87 in 2005 was $1,155,756.

The accumulated benefit obligation of our pension plan was $4,213,134 at October 31, 2006 and $4,096,648 at October 31, 2005.

	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
Components of net periodic benefit cost						
Service cost	$ 112,312	$ 98,730	$ 98,265	$ 24,242	$ 23,575	$ 28,104
Interest cost	271,181	267,484	250,813	31,769	31,084	33,021
Expected return on plan assets	(329,317)	(341,241)	(353,823)	—	—	—
Net amortization and deferral	(16,968)	(16,968)	(1,016)	16,318	15,664	17,130
Recognized net actuarial loss	95,680	47,051	—	—	—	—
Net periodic benefit cost	132,888	55,056	(5,761)	72,329	70,323	78,255
Other changes in plan assets and benefit obligations recognized in other comprehensive income:						
Net (gain)/loss for period	(210,645)	N/A	N/A	—	N/A	N/A
Amortization of prior service cost	16,968	N/A	N/A	—	N/A	N/A
Amortization of net loss/(gain)	(95,680)	N/A	N/A	—	N/A	N/A
Total recognized in other comprehensive income	(289,357)	N/A	N/A	—	N/A	N/A
Total recognized in net periodic benefit cost and other comprehensive income	$ (156,469)	$ 55,056	$ (5,761)	$ 72,329	$ 70,323	$ 78,255

Unrecognized prior service cost is expensed using a straight-line amortization of the cost over the average future service of employees expected to receive benefits under the plan.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $87,670 and $(16,968), respectively. The estimated transition obligation for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $20,946.

Weighted-average assumptions used to determine net periodic benefit cost

	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate	5.75%	6.50%	6.50%	5.75%	5.75%	6.25%
Expected long-term return on plan assets	8.50%	8.50%	8.50%	N/A	N/A	N/A
Rate of compensation increase	3.00%	3.50%	3.50%	N/A	N/A	N/A

Weighted-average assumptions used to determine benefit obligations

	Pension Benefits		Other Benefits	
	2006	2005	2006	2005
Discount rate	6.00%	5.75%	5.75%	5.75%
Rate of compensation increase	3.00%	3.00%	N/A	N/A

The expected long-term rate of return for the pension plan is based on the expected return of each of the plans' asset categories (detailed below), weighted based on the median of the target allocation of each category.

	Target Allocation 2007	Allowable Range	Percentage of Plan Assets at October 31 2006	2005
Plan Assets				
Equity securities	75%	40-80%	74%	73%
Debt securities	25%	20-40%	20%	22%
Real estate	0%	0%	0%	0%
Other	0%	3-10%	6%	5%
Total	100%		100%	100%

Investment Policy and Strategy

The policy, as established by the Pension Committee, is to invest assets per the target allocations stated above. The assets will be reallocated periodically to meet the above target allocations. The investment policy will be reviewed periodically, under the advisement of a certified investment advisor, to determine if the policy should be changed.

The overall investment return goal is to achieve a return greater than a blended mix of stated indices tailored to the same asset mix of the plan assets by 0.5% after fees over a rolling 5-year moving average basis.

Allowable assets include cash equivalents, fixed income securities, equity securities, exchange traded index funds and GICs. Prohibited investments include, but are not limited to, commodities and future contracts, private placements, options, limited partnerships, venture capital investments, real estate and IO, PO, and residual tranche CMOs. Unless a specific derivative security is allowed per the plan document permission must be sought from the Pension Committee to include such investments.

In order to achieve a prudent level of portfolio diversification, the securities of any one company should not exceed more that 10% of the total plan assets, and no more that the 25% of total plan assets should be invested in any one industry (other than securities of U.S. Government or Agencies). Additionally, no more than 20% of the plan assets shall be invested in foreign securities (both equity and fixed).

Cash Flows

Contributions: We expect to contribute approximately $127,774 to our pension plan in 2007. No contributions are expected to be made to our other postretirement plans, however.

Estimated Future Benefits Payments: The following benefit payments, which reflect future service, are expected to be paid:

	Pension Benefits	Other Benefits
2007	$ 238,675	$ 32,554
2008	265,176	30,917
2009	277,411	31,826
2010	290,119	32,809
2011	295,524	36,629
2012-2016	1,570,028	191,733

Note 12. Other Borrowings

Short-Term Borrowings: During 2006 and 2005, our short-term borrowings consisted of securities sold under agreements to repurchase (repurchase agreements), advances under a line of credit with the Federal Home Loan Bank of Pittsburgh (FHLB) and federal funds purchased. Interest is paid on the repurchase agreements based on either fixed or variable rates as determined upon origination. At December 31, 2006 and 2005, securities with an amortized cost of $14,095,926 and $17,097,069, respectively, and estimated fair values of $13,900,030 and $16,767,119, respectively, were pledged to secure the repurchase agreements.

As a member of the FHLB, the bank has access to various lines of credit under programs administered by the FHLB. Borrowings under these arrangements bear interest at the interest rate posted by the FHLB on the day of the borrowing and are subject to change daily. The lines of credit are secured by a blanket lien on all unpledged and unencumbered assets.

The following information is provided relative to our short-term borrowing obligations:

	2006			2005		
	Repurchase Agreement	Line of Credit	Federal Funds Purchased	Repurchase Agreement	Line of Credit	Federal Funds Purchase
Amount outstanding at December 31	$ 15,970,434	$ 3,438,000	$ 425,000	$ 20,511,399	$ —	$ —
Weighted average interest rate at December 31	3.99%	5.40%	5.56%	2.50%	—	—
Maximum month-end amount outstanding	$ 25,052,293	$ 9,630,000	$2,800,000	$ 24,983,307	$ 1,389,500	$ —
Average daily amount outstanding	$ 19,204,359	$ 2,699,222	$ 69,521	$ 21,635,619	$ 108,678	$ 14,178
Weighted average interest rate for the year	3.43%	5.20%	4.79%	2.30%	3.60%	3.55%

Long-Term Borrowings: Long-term borrowings of $3,511,770 and $5,145,328 at December 31, 2006 and 2005 respectively, consist of advances from the FHLB which are used to finance specific lending activities. These advances carry fixed interest rates ranging from 1.00% to 5.00% while the weighted average interest rate at December 31, 2006 was 4.25%. The weighted average interest rate for the year ending December 31, 2006 was 4.09%.

A summary of the maturities of the long-term borrowings for the next five years is as follows:

Year	Amount
2007	$ 792,905
2008	375,518
2009	392,916
2010	411,119
2011	430,167
2012 and thereafter	1,109,145
Total	$ 3,511,770

Note 13. Commitments and Contingencies

At December 31, 2006 and 2005, the bank maintained required reserve balances with the Federal Reserve Bank of Richmond approximating $123,000 and $1,384,000, respectively. The bank does not earn interest on such reserve balances.

Litigation: We are involved in various legal actions arising in the ordinary course of business. In the opinion of counsel, the outcome of these matters will not have a significant adverse effect on our financial condition or results of operations.

Financial Instruments With Off-Balance-Sheet Risk: The bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the bank has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk	Contract Amount 2006	Contract Amount 2005
Commitments to extend credit	$ 22,054,312	$ 26,919,444
Standby letters of credit	461,689	559,244
Total	$ 22,516,001	$ 27,478,688

The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, equipment or real estate.

Standby letters of credit are conditional commitments issued by the bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans. These letters of credit are generally uncollateralized.

Note 14. Shareholders' Equity and Restrictions on Dividends

The primary source of funds for the dividends paid by Citizens Financial Corp. is dividends received from Citizens National Bank. Dividends paid by the bank are subject to restrictions by banking regulations. The most restrictive provision requires approval by the Office of the Comptroller of the Currency if dividends declared in any year exceed the year's net income, as defined, plus the retained net profits of the two preceding years. At December 31, 2006, the net retained profits available for distribution to Citizens Financial Corp. as dividends without regulatory approval approximate $1,707,414 or 8.4% of consolidated net assets.

The company and bank are subject to various regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company and bank must meet specific capital guidelines that involve quantitative measures of the company's and bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The company and bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the company and bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. We believe, as of December 31, 2006, that the company and bank meet all capital adequacy requirements to which they are subject.

The most recent notification from the Office of the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that we believe have changed the bank's category.

The bank's actual capital amounts and ratios, which are the same as those for the holding company on a consolidated basis, are presented in the following table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets)	$22,413	12.95%	$13,846	8.00%	$17,307	10.00%
Tier I Capital (to Risk Weighted Assets)	20,540	11.87	6,922	4.00	10,382	6.00
Tier I Capital (to Average Assets)	20,540	8.49	9,677	4.00	12,097	5.00
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)	$21,681	13.30%	$13,041	8.00%	$16,302	10.00%
Tier I Capital (to Risk Weighted Assets)	20,084	12.32	6,521	4.00	9,781	6.00
Tier I Capital (to Average Assets)	20,084	8.46	9,496	4.00	11,870	5.00

Note 15. Fair Value of Financial Instruments and Interest Rate Risk

The following summarizes the methods and significant assumptions used in estimating fair value disclosures for financial instruments.

Cash and Due From Banks: The carrying values of cash and due from banks approximate their estimated fair values.

Federal Funds Sold: The carrying values of federal funds sold approximate their estimated fair values.

Securities: Estimated fair values of securities are based on quoted market prices, where available. If quoted market prices are no available, estimated fair values are based on quoted market prices of comparable securities.

Loans: The estimated fair values for loans are computed based on scheduled future cash flows of principal and interest, discounte at interest rates currently offered for loans with similar terms to borrowers of similar credit quality. No prepayments of principal are assumed.

Accrued Interest Receivable and Payable: The carrying values of accrued interest receivable and payable approximate their estimated fair values.

Deposits: The estimated fair values of demand deposits (i.e. noninterest bearing and interest bearing checking), money market, savings and other variable rate deposits approximate their carrying values. Fair values of fixed maturity deposits are estimated using a discounte cash flow methodology at rates currently offered for deposits with similar remaining maturities. Any intangible value of long-term relationship with depositors is not considered in estimating the fair values disclosed.

Short-Term Borrowings: The carrying values of short-term borrowings approximate their estimated fair values.

Long-Term Borrowings: The fair values of long-term borrowings are estimated by discounting scheduled future payments of principal and interest at current rates available on borrowings with similar terms.

Off-Balance-Sheet Instruments: The fair values of commitments to extend credit and standby letters of credit are estimated usin the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credi standing of the counterparties. The amounts of fees currently charged on commitments and standby letters of credit are deemed insignificant and therefore, the estimated fair values and carrying values are not shown below.

Derivative Financial Instruments: The fair values of the interest rate swaps are based on quoted market prices of like products.

The carrying values and estimated fair values of the company's financial instruments are summarized below:

	December 31, 2006		December 31, 2005	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 6,064,890	$ 6,064,890	$ 6,770,128	$ 6,770,128
Interest bearing deposits with other banks	29,858	28,858	102,608	102,608
Federal funds sold	—	—	1,900,000	1,900,000
Securities available for sale	59,745,539	59,745,539	66,854,339	66,854,339
Loans, net	166,217,889	158,001,485	152,136,327	142,877,836
Accrued interest receivable	1,393,468	1,393,468	1,321,120	1,321,120
Financial liabilities:				
Deposits	$ 196,543,215	$ 197,344,439	$ 190,485,729	$ 190,482,623
Short-term borrowings	19,833,434	19,833,434	20,511,399	20,511,399
Long-term borrowings	3,511,770	3,426,840	5,145,328	5,043,043
Accrued interest payable	511,094	511,094	333,198	333,198
Financial instruments:				
Interest rate swaps and call options	$ 21,054	$ 21,054	$ 53,271	$ 53,271

The company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the company's financial instruments will change when interest rate levels change and that change may be either favorble or unfavorable to the company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the company's overall interest rate risk.

Note 16. Condensed Financial Statements of Parent Company

Information relative to the parent company's balance sheets at December 31, 2006 and 2005, and the related statements of income and cash flows for the years ended December 31, 2006, 2005 and 2004, are presented below.

	December 31,	
Balance Sheets	**2006**	**2005**
Assets		
Cash	$ 2,853	$ 2,136
Investment in subsidiary	20,275,165	19,611,169
Total assets	$ 20,278,019	$ 19,613,305
Shareholders' equity		
Common stock, $2.00 par value, 4,500,000 and 2,250,000 shares authorized, issued 2,250,000 and 750,000 shares, respectively	$ 4,500,000	$ 1,500,000
Additional paid-in capital	—	2,100,000
Retained earnings	20,842,981	20,704,572
Accumulated other comprehensive income/(loss)	(1,233,399)	(1,315,875)
Treasury stock at cost, 420,496 and 132,012 shares, respectively	(3,831,563)	(3,375,392)
Total shareholders' equity	$ 20,278,019	$ 19,613,305

	For the Years Ended December 31,		
Statements of Income	**2006**	**2005**	**2004**
Income - dividends from subsidiary bank	$ 1,512,770	$ 1,288,485	$ 1,298,650
Expenses - operating	7,400	6,203	3,300
Income before equity in undistributed income of subsidiary	1,505,370	1,282,282	1,295,350
Equity in undistributed income of subsidiary	581,521	764,904	360,989
Net income	$ 2,086,891	$ 2,047,186	$ 1,656,339

	For the Years Ended December 31,		
Statements of Cash Flows	**2006**	**2005**	**2004**
Cash Flows from operating Activities			
Net income	$ 2,086,891	$ 2,047,186	$ 1,656,339
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(581,521)	(764,904)	(360,989)
Cash provided by operating activities	1,505,370	1,282,282	1,295,350
Cash Flows from Investing Activities	—	—	—
Cash Flows from Financing Activities			
Dividends paid to shareholders	(1,048,482)	(992,726)	(972,089)
Acquisition of treasury stock	(456,171)	(290,074)	(322,854)
Cash used in financing activities	(1,504,653)	(1,282,800)	(1,294,943)
Increase/(decrease) in cash	717	(518)	407
Cash:			
Beginning	2,136	2,654	2,247
Ending	$ 2,853	$ 2,136	$ 2,654

Yount Hyde & Barbour

Certified Public Accountants
and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citizens Financial Corp. and Subsidiary
Elkins, West Virginia

We have audited the consolidated balance sheets of Citizens Financial Corp. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Financial Corp. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As described in Note 11 to the consolidated financial statements, on December 31, 2006, Citizens Financial Corp. changed its method of accounting for its pension plan to adopt FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 9, 2007

Officers - Citizens Financial Corp.

Max L. Armentrout
Chairman of the Board

Robert J. Schoonover
President & Chief Executive Officer

Thomas K. Derbyshire, CPA
Vice President and Treasurer

William T. Johnson, Jr.
Vice President

Leesa M. Harris
Secretary

Officers - Citizens National Bank

William T. Johnson, Jr.
President & Chief Executive Officer

Thomas K. Derbyshire, CPA
Executive Vice President/Chief Financial Officer

Rudy F. Torjak, Jr.
Chief Credit Officer

John F. Harris
Senior Vice President

Leesa M. Harris
Senior Vice President/Trust Officer

Carolyn A. Kerens
Senior Vice President/Loan Administration

Sherri E. Marstiller
Senior Vice President/Chief Operating Officer

Carla R. Fisher
Vice President/Human Resource Officer

Bradley W. Hammond
Vice President/Chief Information Officer

Franklin W. Hinzman
Vice President/Commercial Loans

Kathy K. Leombruno
Vice President/Marketing Officer

D. Randall Moore
Vice President/Branch Manager, Parsons

Molly A. Painter
Vice President/Assistant Operations Officer

Linda K. Smith
Vice President/Consumer Loans

Jeffrey S. Nida
Assistant Vice President/Consumer Loans

Nathaniel S. Bonnell, CPA
Financial Reporting Manager

Robert E. Cowgill
Investment Executive

Lisa M. Crawford
EDP Manager

Patricia A. Davis
Office Services Manager

Donald E. Fasig
Loan Review Officer

Sherrie G. Holler
Branch Coordinator

Tanya D. Markley
Executive Secretary

Brenda E. Schmidlen
CRA/Compliance
Information Securities Officer

Patsy Y. Sharp
Retail Banking Manager

John M. Spencer
Business Development Officer

Sharon M. Sutton
Head Teller

Janice L. Thompson
Assistant Trust Officer

Brenda L. Wilfong
Bookkeeping Manager

Loan Officers:
Ruth Alkire, *Elkins*
Michele D. Channels, *Elkins*
William D. Phillips, *Elkins*
Security Officer
Deborah T. Ritter, *Parsons*
Clara L. Sponaugle, *Parsons*

Branch Managers:
Andy M. Friel, *Marlinton*
Sherry L. Radcliff, *Snowshoe*

Assistant Branch Managers:
Mary K. Clendenen, *Marlinton*

Board of Directors - Citizens Financial Corp.

Robert Norman Alday
President, Phil Williams Coal Company

Max L. Armentrout
Chairman of the Board
President, Laurel Lands Corp.

William J. Brown
President, Hess Oil Co., Inc.

Edward L. Campbell
Retired, Campbell's Market

John F. Harris
Sr. Vice President, Citizens National Bank
Retired, Transportation Industry

William T. Johnson, Jr.
President & CEO
Citizens National Bank

Cyrus K. Kump
President, Kump Enterprises, Kerr Real Estate

Robert J. Schoonover
President & CEO
Retired, Citizens National Bank

L.T. Williams
Retired, Elkins Builders Supply, LLC

John A. Yeager, CPA
Controller, Newlon's International Sales, LLC

Board of Directors - Citizens National Bank

Max. L. Armentrout
President, Laurel Lands Corp.

William J. Brown
President, Hess Oil Co., Inc.

Edward L. Campbell
Retired, Campbell's Market

John F. Harris
Sr. Vice President, Citizens National Bank
Retired, Transportation Industry

William T. Johnson, Jr.
Chairman of the Board
President & CEO
Citizens National Bank

Dickson W. Kidwell
President, Kidwell Auto Parts

Cyrus K. Kump
President, Kump Enterprises, Kerr Real Estate

Franklin M. Santmyer, Jr.
President, Wil-Ken, Inc., Ginos' Pizza of Elkins

Robert J. Schoonover
Retired, Citizens National Bank

Thomas W. Wamsley
Cattleman; Co-Owner, C&J Dairy King

L.T. Williams
Retired, Elkins Builders Supply, LLC

C. Curtis Woodford
President, Woodford Oil Company

John A. Yeager, CPA
Controller, Newlon's International Sales, LLC

Paul J. Joseph, *CFC and CNB Director Emeritus*

Annual Meeting — *Citizens Financial Corp.'s annual shareholder meeting will be held at Citizens National Bank, 211-213 Third Street, Elkins, WV at 11:00 AM, April 21, 2007.*

Form 10-K — *Copies of Citizens Financial Corp.'s annual report to the Secutities and Exchange Commission, Form 10-K, may be obtained by writing: Thomas K. Derbyshire, Vice President and Treasurer, Citizens Financial Corp., PO Box 1519, Elkins, WV 26241*

Legal Counsel
Busch, Zurbuch & Thompson PLLC
John Busch, Esq.
Elkins, WV 26241

Auditors
Yount, Hyde and Barbour, P.C.
Certified Public Accounts
Winchester, VA 22604



Traditions. Pass it on.

END